Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

July 17, 2015

United States
Securities and Exchange Commission
Washington, DC 20549

Amber Group, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed March 16, 2015
File No. 333-199478
Dear: Barbara C. Jacobs

In response to your letter dated March 31, 2015, which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

We were unable to locate revisions made in response to prior comment 1. Accordingly, please revise to provide a more detailed discussion of the status of your developmental efforts including, but not limited to, a discussion of any planned developmental milestones and any potential difficulties you may face in achieving them.

Response:

We have added the following discussion on page 3:

We have launched our web site. Currently our director Vadims Furss working on improvement of our web site, SEO (searching engine optimizer), answering questions on potential customers requests and working on creating network of tour guides. Vadims Furss is using his own experience with web site development and customers service knowledge.

After raising funds from this offering our main business milestones and any potential difficulties are as follows:

     1. Hire a contractor to constantly upgrade our website, hire contractor for SEO search engine optimizer and keep our website running smoothly and constantly upgrade with most advanced and fuser friendly features.
     2. Print advertising materials: brochures, flyers and place advertisements for our products in appropriate tourist magazines and websites. There is no guarantee that we are able to select the correct types of brochures, magazines and websites, which will provide the most beneficial advertising for our business.

RISK FACTORS

RISKS ASSOCIATED TO OUR BUSINESS

WE ARE SOLELY DEPENDENT UPON THE FUNDS TO BE RAISED IN THIS OFFERING...,PAGE 6

COMMENT: 2

We note your response to prior comment 3; however, we were unable to locate disclosure that quantified the minimum additional capacity necessary to fund planned operations for a 12-month period. Please advise us of the specific location of this disclosure or revise to include it.

Response: We have revised to include following disclosure:

We may need the minimum additional capital of $25,000 necessary to fund planned operations for a 12-month period.

RISKS ASSOCIATED WITH THIS OFFERING

WE WILL NOT BE REQUIRED TO COMPLY WITH CERTAIN PROVISIONS..., PAGE15

COMMENT: 3

We note your response to prior comment 6; however, the final sentence of the first paragraph of this risk factor appears to incorrectly describe when the company will be required to provide a report of management on internal control over financial reporting. In this regard, your status as an emerging growth company will not affect when you are required to provide this report. Please revise or advise.

Response: We have revised our first paragraph of this risk factor as follows:
Though we will be required to disclose changes made in our internal control procedures on a quarterly basis and we will be required to provide a report of management on the effectiveness of internal controls over financial reporting for the fiscal year for which our second annual report is due, we will not be required to comply with the auditor attestation requirement as to our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an "emerging growth company" as defined in the JOBS Act.

Please direct any further comments or questions you may have to the company's attorney:

Frederick C. Bauman, Esq.
Bauman & Associates Law Firm
5595 Egan Crest Dr.
Las Vegas ,Nevada 89131
Tel: (702)533-8372

Thank you.

Sincerely,


/s/ Vadims Furss
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Vadims Furss